Rio Tinto plc	Eleanor Evans

6 St James's Square	Company secretary
London SW1Y 4AD
United Kingdom
T +44 (0) 20 7781 2058
F +44 (0) 20 7781 1835
E Eleanor.evans@riotinto.com

June  5, 2015

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission,

450 Fifth Street, NW

Washington DC 20549

USA

Dear Ms. Jenkins

I refer to your  letter dated May 11, 2015 setting forth comments of the Staff of the Commission (the “Staff”) relating to the Form 20-F for the year ended December 31, 2014 (the “2014 Form 20-F”) of Rio Tinto plc and Rio Tinto Limited (“Rio Tinto” or “the Group”) (File Numbers 1-10533 and 1-34121).  Thank you for granting an extension to  June 8, 2015.

In some of our responses below, you will note that we have agreed to change or supplement the disclosures in future filings of our Annual Reports on Form 20-F. We respectfully submit, however, that we are doing that in the spirit of furthering transparency in disclosure and cooperation with the Staff. Accordingly, any changes implemented in future filings should not be taken as an admission by Rio Tinto that prior disclosures were deficient or inaccurate.

Rio Tinto’s responses to the Staff’s comments on the 2014 Form 20-F are set forth below. To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s comment letter in italicized text, and have provided our responses immediately following each numbered comment.

Form 20-F for the Year Ended December 31, 2014

Exhibit 15.2

2014 Financial Statements, page 102

Notes to the 2014 Financial Statements, page 110

Note 31 Contingencies and commitments, page 155

Guarantees by parent companies, page 156

1.

We note your disclosure indicating that Rio Tinto plc and Rio Tinto Limited have jointly and severally, fully and unconditionally guaranteed certain debt obligations issued by wholly owned finance subsidiaries. Please revise to clarify whether these wholly owned finance subsidiaries are 100% owned finance subsidiaries. Refer to the guidance outlined in Rule 3-10(b)(4) of Regulation S-X.

Rio Tinto plc.  Registered office 6 St James's Square, London SW1Y 4AD, United Kingdom
Registered in England No. 719885.

Response 1:

We note the Staffs’ comment and would like to clarify that Rio Tinto Finance (USA) Limited and Rio Tinto Finance Limited are 100% directly owned finance subsidiaries of Rio Tinto Limited, and Rio Tinto Finance (USA) plc, Rio Tinto America Inc and Rio Tinto Finance plc are 100% indirectly owned finance subsidiaries of Rio Tinto plc.  As explained on page 109 of the 2014 Rio Tinto Annual Report, Rio Tinto plc and Rio Tinto Limited operate together as a single economic enterprise and confer upon their shareholders a common economic interest in both groups.  For accounting purposes, they are viewed as a single public parent company. Rio Tinto plc and Rio Tinto Limited have jointly and severally, fully and unconditionally guaranteed the securities referred to in the disclosure. The Group has viewed Rio Tinto plc and Rio Tinto Limited as a single parent company for the purposes of complying with the disclosure requirements of Rule 3-10(b)(4) of Regulation S-X.

We propose modifying the disclosure in the equivalent to note 31 in the Form 20-F for year ended December 31, 2015 (the “2015 Form 20-F”) to clarify that the wholly owned finance subsidiaries are 100% owned, as follows (in bold underline):

‘Guarantees by parent companies

Rio Tinto plc and Rio Tinto Limited have, jointly and severally, fully and unconditionally guaranteed the following securities issued by ~~wholly~~ the following ~~its~~ 100% owned finance subsidiaries: US$18.5 billion (31 December 2013: US$20.5 billion) Rio Tinto Finance (USA) Limited and Rio Tinto Finance (USA) plc: Bonds with maturity dates up to 2042; US$nil (31 December 2013: US$157 million) Rio Tinto America Inc: Commercial Paper; and US$2.3 billion (31 December 2013: US$2.5 billion) on the European Debt Issuance Programme. In addition, Rio Tinto Finance plc and Rio Tinto Finance Limited have entered into facility arrangements for an aggregate amount of US$7.5 billion (31 December 2013: US$7.5 billion); the facilities are guaranteed by Rio Tinto plc and Rio Tinto Limited.’

Note 34 Principal joint operations, page 159

2.	We note that your principal joint operations include Kestrel in which the group holds an 80% ownership interest. Given your significant ownership interest in this entity, please tell us and revise to disclose how this joint arrangement provides the group and the other owners of this entity with joint control. Refer to paragraph 21 of IFRS 12. Your response should explain the significant contractual terms of this joint arrangement and explain how these contractual terms provide you and the other owners of the arrangement with joint control pursuant to the guidance in IFRS 11. Please also provide us with your proposed disclosure as part of your response.

3.

Please also explain why your 80% ownership interest does not provide the group with sole control over this entity pursuant to the guidance in IFRS 10 resulting in consolidation of this entity in your financial statements.

Response 2 and 3:

We have grouped the responses to questions 2 and 3 together as the same contractual information is relevant to both.

The Group and one other party participate in the Kestrel Joint Venture Agreement as tenants-in-common in proportion to their respective shares.  We considered the contractual agreement between the two participants in light of the guidance in Appendix A of IFRS 11 that joint control is: ‘The contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control’ and the guidance in paragraph 8 of IFRS 11 that ‘relevant activities’ are the ‘.activities that significantly affect the returns of the arrangement’ and the guidance in paragraph 9 of IFRS 10 that two or more investors collectively control an investee when they must act together to direct the relevant activities.

The Group’s view is that the following clause within the contractual agreement provides the participants with joint control: '... the following items shall be approved only upon receiving the affirmative vote of Representatives representing eighty-one (81) percent of the Shares in the Joint Venture: ... (iv)approval of the annual Budget and Work Programme, or any revision thereof, and variations of more than ten (10) percent in the amount of each category as set forth in an approved Budget or any revision thereof (not including extraordinary expenditures to meet emergency situations, which expenditures the Manager is authorized to make at its discretion); ...'

The process of approval of the Budget and Work Programme incorporates approval of the detailed mine plan used for annual production and is fundamental to the relevant activities of the operation.

With reference to paragraph 21 of IFRS 12, the Group proposes the following additional disclosure (bold underline) in future filings in the equivalent to note 34 in the 2015 Form 20-F:

' (a) Although the Group has an 80 per cent interest share in the Kestrel Joint Venture, decisions about activities that significantly affect the returns that are generated require agreement of both parties to the Joint Venture Agreement, giving rise to joint control.'

Financial summary 2005 – 2014, page 192

4.

Your presentation of “Underlying profit before interest and tax (PBIT)” and “Underlying earnings per share (basic) – continuing operations” appear to be non-IFRS performance measures. Please confirm that in future filings you will reconcile such measures to the most directly comparable IFRS measures and provide the disclosures required by Item 10(e) of Regulation S-K. Please provide us with a draft of your planned disclosures.

Response 4:

The 2014 Rio Tinto Annual Report is an Exhibit to the 2014 Form 20-F filing, however, the footnote below which is included on page 34 of the filing clarifies that the Financial Summary 2005 – 2014 included on page 192 of the 2014 Rio Tinto Annual Report is not incorporated by reference in the 2014 Form 20-F.

“Certain of the information included within Exhibit 15.2, which is provided pursuant to Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, the Rio Tinto Annual Report 2014 is not deemed to be filed as part of this Form 20-F.” (footnote on page 34 of 2014 Form 20-F)

A similar reference to the pages of the 2014 Rio Tinto Annual Report incorporated by reference in the 2014 Form 20-F is also included on page 1 of the 2014 Form 20-F.

We would note that in previous years, the Group had removed pages from the Rio Tinto Annual Report for the Form 20-F filing including the Financial Summary. The process was changed this year and the whole 2014 Rio Tinto Annual Report was filed as an Exhibit with specific pages only being incorporated by reference.  The information incorporated into the 2014 Form 20-F filing is unchanged by this change in process. We would respectfully submit that, as the Underlying profit before interest and tax and Underlying earnings per share (basic) – continuing operations measures within the Financial Summary 2005 – 2014 are not incorporated into the 2014 Form 20-F filing, reconciliation of each to the most directly comparable IFRS measure is not required.

*             *             *

Please accept this letter as written acknowledgement from Rio Tinto that it is responsible for the adequacy and accuracy of the disclosure in its Form 20-F; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its Form 20-F; and that Rio Tinto may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss any of the foregoing with you at your convenience.

Very truly yours,

/s/ Eleanor Evans

Eleanor Evans
Company Secretary